D. Medical Letterhead

November 16, 2011

VIA EDGAR

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3030

Re:	D. Medical Industries Ltd.
Registration Statement on Form F-3
File No. 333-176645

Dear Ms. Ravitz:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, D. Medical Industries Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on form F-3 (the “Registration Statement”) to 4:30 p.m. Eastern Time on November 18, 2011, or as soon thereafter as practicable.

     In connection with the foregoing, the Company hereby reconfirms its acknowledgement the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

D. MEDICAL INDUSTRIES LTD.

By: /s/ Efraim Argaman
Efraim Argaman, Chief Executive Officer